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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY
        Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West, Toronto, ON M5H 3Y2

ITEM 2. DATE OF MATERIAL CHANGE
        March 23, 2005.

ITEM 3. NEWS RELEASE
        News release was issued by Kinross in Toronto on March 23, 2005 with respect to the material change and filed via SEDAR.

ITEM 4. SUMMARY OF MATERIAL CHANGE
        Kinross announced the appointment of Mr. Tye Burt as President and Chief Executive Officer effective immediately.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
        Kinross announced that Mr. Tye Burt has accepted the position of President and Chief Executive Officer of Kinross and is expected to assume his duties in early April. This follows the earlier announcement that Bob Buchan would be stepping down as President and CEO once his successor was in place. Mr. Burt joins Kinross following his most recent position as Vice-Chairman and Executive Director, Corporate Development with Barrick Gold Corporation. Prior to that he spent 16 years in corporate finance in the positions of Chairman of Deutsche Bank Canada and Global Head of Metals and Mining for Deutsche Bank, Head of Investment Banking in Vancouver and Co-head of the Mining Group at Nesbitt Burns and spent many years at Burns Fry Limited in Mergers & Acquisitions and Equity Capital Markets. Mr. Burt sits on the Board of Directors of the Ontario Financing Authority and is Chairman of NRX Global Corporation. Mr. Burt is a member of the Law Society of Upper Canada and is a graduate of Osgoode Hall Law School as well as the University of Guelph (B.A.).

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
        N/A

ITEM 7. OMITTED INFORMATION
        N/A

ITEM 8. EXECUTIVE OFFICER

        Ms. Shelley M. Riley

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        Corporate Secretary
        Telephone: (416) 365-5198
        Facsimile: (416) 365-0237

ITEM 9. DATE OF REPORT
        March 23, 2005.


                                                     KINROSS GOLD CORPORATION

                                                     PER: /s/ Shelley Riley
                                                          ----------------------
                                                          Shelley Riley
                                                          Corporate Secretary

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